Filed VIA EDGAR

October 17, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Ashley Vroman-Lee

Re:	Red Cedar Fund Trust

File Nos. 333-232926 and 811-23459

Dear Ms. Vroman-Lee:

This letter responds to your letter dated August 29, 2019 including comments of the Commission’s staff (the “Staff”) on the registration statement on Form N-1A for Red Cedar Fund Trust (the “Trust”) filed on July 31, 2019 for the purpose of registering one series of the Trust: Red Cedar Short Term Bond Fund (the “Fund”). We have revised relevant portions of the Trust’s registration statement in response to the Staff’s comments.

Set forth below are the comments included in your letter and the Trust’s response to each comment:

PROSPECTUS

Fees and Expenses

1.	The fee table includes a line item for “Acquired Fund Fees and Expenses.” If the Fund will be investing in other investment companies, please disclose in the principal investment strategy and risk sections, if applicable.

RESPONSE: The Fund will not invest in other investment companies as a principal investment strategy, and accordingly disclosure relating to investing in other investment companies is not included in the Principal Investment Strategies and Principal Risk sections of the prospectus. Please note that the Fund does not anticipate that acquired fund fees and expenses will exceed 0.01% of the average net assets of the Fund. Therefore, in accordance with Item 3(f)(i) of Form N-1A, the line item for “Acquired Fund Fees and Expenses” will be omitted from the “Fees and Expenses” table and any acquired fund fees and expenses will be included in the “Other Expenses” line item of the table.

2.	Footnote (3)

a.	The footnote states that for purposes of the Fee Reduction and/or Expense Reimbursement Agreement, Total Annual Fund Operating Expenses exclude “dividend expenses on securities sold short.” Please disclose that the Fund will engage in short selling securities in the principal investment strategy and risk sections, if applicable.

RESPONSE: The Fund will not engage in short selling of securities as a principal investment strategy, and accordingly disclosure relating to short selling of securities is not included in the Principal Investment Strategies and Principal Risk sections of the prospectus. The Fund will remove the reference to “dividend expenses on securities sold short” from the footnote.

b.	Please revise (ii) to clarify that it refers to the expense limitation in effect at the time of repayment.

RESPONSE: The Fund will clarify the disclosure to refer to the expense limitation in effect at the time of repayment.

Principal Investment Strategies

3.	The disclosure states that the Fund will invest in U.S. dollar denominated bonds issued by foreign governments and corporations. Please clarify if foreign securities include emerging market securities and include risk disclosure, if applicable.

RESPONSE: The Fund will not invest in U.S. dollar denominated bonds issued by emerging market countries as a principal investment strategy, and accordingly disclosure relating to these securities is not included in the Principal Investment Strategies and Principal Risk sections of the prospectus. To the extent the Fund intends to invest to a limited extent in U.S. dollar denominated bonds issued by emerging market countries, the Fund will include Item 9 disclosure relating to such investments.

4.	The disclosure states that “the Fund may hold debt obligations with a “D” or similar credit rating indicating at least a partial payment default.” Please disclose:

a.	If the Fund may continue to hold debt obligations that have their rating reduced to below investment grade, i.e., rated “junk”;

b.	How long the Fund will hold debt obligations with a “junk” or “D” or similar rating;

c.	If the Fund will have an investment limit on these types of obligations; and

d.	Applicable risk disclosure that the Fund could hold debt obligations that are “junk” or have a “D” credit rating.

We may have additional comments depending on your responses.

RESPONSE: We note that the Fund will not invest in debt obligations that are rated below investment grade at the time of purchase. From time-to-time, however, one or more rating agencies may reduce a rating on a bond held in the Fund’s portfolio and, as a result, such holding may qualify as “junk.” The Fund will clarify the disclosure to reflect that the Fund is not obligated to immediately dispose of bonds that are down-graded in this manner and the circumstances under which the Fund may retain such holdings. The Fund will also amend its registration statement to include applicable risk disclosures.

5.	The disclosure states the “Fund may shorten or lengthen its average weighted effective maturity for temporary defensive purposes.” Please explain to us why the Fund would lengthen its average weighted effective maturity for temporary defensive purposes as lengthening maturity may increase the Fund’s interest rate risk.

RESPONSE: During times of distress or higher volatility, capital markets tend to exhibit a “flight to quality” by seeking safer investments such as high quality fixed income investments. Under this scenario, increasing the Fund’s interest rate risk by increasing its average effective maturity could be beneficial to the Fund’s shareholders and help offset spread widening that might occur in corporate bonds and mortgage securities.

Increasing interest rate risk in the Fund can also be a relative concept. For example, if the Fund is currently positioned with less interest rate risk than its benchmark, the managers could decide to move closer to the benchmark by increasing the average effective maturity of the Fund. This would help mitigate the risk of underperforming the benchmark and could be viewed as a defensive move.

Of course, a defensive move might also lead the Fund to decrease interest rate risk in a rising interest rate environment, as rising rates would cause bond prices to go down.

6.	We note the Fund may hold a variety of derivatives. The 80% policy is an asset based test (and not an exposure test). If the Fund intends to include derivatives as part of its 80% policy, the Fund must value the derivatives for purposes of the names rule on a mark-to-market basis (i.e., using the current market price of the derivative, or if it is an OTC derivative, its fair value). Please disclose in the registration statement.

RESPONSE: The Fund intends to include derivatives as part of its 80% policy and will value the derivatives for purposes of the names rule on a mark-to-market basis. The Fund will revise the disclosure in its prospectus accordingly.

Principal Risks

7.	The Fund’s principal risk disclosure section is excessively long and lists 22 principal risks. Please limit the discussion of the Fund’s risks to principal risks. See Item 4(b) of Form N-1A.

RESPONSE: The Fund will revise its prospectus to limit the discussion of risks to the Fund’s principal risks.

8.	Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. See speech of Dalia Blass to the ICI, Oct. 25, 2018.

RESPONSE: The Fund will revise its prospectus to prioritize the risks that Red Cedar Investment Management, LLC (the “Adviser”) believes are, under normal market conditions, most likely to adversely affect the Fund’s net asset value, yield and total return.

9.	The following investments are disclosed as principal strategies: mortgage-backed securities include various types (agency and non-agency), stripped mortgage-backed securities (interest-only or principal-only), commercial mortgage-backed securities, mortgage pass-through securities; asset-back securities; treasury inflation-protected securities; bonds; and unregistered securities (i.e. 144A securities). Please add the principal risks of these investments, if applicable.

RESPONSE: The Fund will revise its prospectus to include the principal risks associated with investments in various types of mortgage-backed securities, asset-backed securities, treasury inflation-protected securities; bonds, and unregistered securities.

10.	It appears that the Fund will invest significantly in mortgage-backed securities, asset backed securities and other securitized products. Given the liquidity profile of these investments, please explain how the Fund determined that its investment strategy is appropriate for the open-end structure. Your response should include further discussion of the extent to which the Fund will invest in these types of investments (e.g., the percentage of Fund assets expected to be allocated to these investments), general market data on the types of investments, and information concerning the relevant factors referenced in the release adopting rule 22e-4 under the Investment Company Act of 1940. See Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (Oct. 13, 2016) at pp. 154-155.

RESPONSE: As a general matter, the Registrant understands that Section 22(e) under the Investment Company Act of 1940, as amended (the “1940 Act”), requires the Fund to honor redemption requests within seven days after tender of shares for redemption. The Registrant also recognizes that rule 15c6-1 under the Exchange Act requires broker-dealers to settle securities transactions, including transactions in open-end fund shares, within two business days after trade date, and acknowledges that most transactions in the shares of open-end funds (such as the Fund) settle on a T+1 basis.

The Adviser and the Registrant acknowledge the need for the Trust to establish and implement a Liquidity Risk Management Program pursuant to Rule 22e-4 under the 1940 Act, which is designed to reduce the risk that a fund will be unable to meet its redemption obligations and to mitigate dilution of the interests of existing shareholders. Moreover, the Adviser and the Registrant are aware of the factors that the Commission and its Staff believe should be considered in connection with evaluating the liquidity of Fund assets and have considered those factors (to the extent relevant) in designing the Trust’s Liquidity Risk Management Program. As set forth below, the Adviser and the Registrant believe the Fund’s investment strategy is appropriately liquid and lends itself to an open-end fund structure.

Short duration, highly rated securitized products are some of the most liquid sectors of the fixed income market. The structure of this security type is often uniform in nature with many well-known, liquid shelves or sponsors.

The Fund plans to emphasize AAA rated consumer asset-backed securities (“ABS”), which trade in bid/ask markets of 5 basis points. For example, transacting in HERTZ 2019-1A A through the bid/ask quoted would cost 0.11% in dollar price terms and could be liquidated immediately as shown below in Table 1.

Table 1

Cantor Fitzgerald Rental Car Markets as of 9/10/2019
Deal	Weighted Avg Life	Bid-Ask Spread	Bid/Ask Size
HERTZ 2019-1A A	2.5 yr	N+ 95/+90	5x250k
HERTZ 2016-4A A	1.9 yr	E+ 83/	5x
HERTZ 2018-2A A	1.8 yr	N+ 80/	5x
HERTZ 2016-2A A	1.5 yr	N+ 78/	5x
HERTZ 2015-3A A	1.0 yr	E+ 65/	5x
HERTZ 2015-1A A	0.5 yr	E+ 49/	10x

Source: Bloomberg (Sept. 10, 2019).

The Fund also plans to emphasize agency-guaranteed commercial mortgage-backed securities (“CMBS”) as a core position in the strategy. The senior guaranteed tranches are large, often up to $1 billion in issue size. The Fund’s position sizes will make up a small portion of the total tranche size, as well as overall trading volume. The Fund will target short maturity securities of 5 years or less. The structure is uniform in nature and actively quoted/traded in the market. A sample broker dealer run of this security type is shown below in Table 2. Transacting in the FHMS K032 A2 at the 3 basis point bid/ask spread would cost 0.096%.

Table 2

Morgan Stanley Non-Agency CMBS As of 9/10/2019
Deal	Weighted Avg Life	Dollar Price	Bid/Ask Spread	Bid/Ask Size
FHMS K040 A2	4.92	106	53/	10x
FHMS K039 A2	4.71	106	53/	10x
FHMS K038 A2	4.40	105	53/	10x
FHMS K037 A2	4.18	106	52/49	10x2+
FHMS K036 A2	3.99	105	52/	10x
FHMS K035 A2	3.81	105	50/	10x
FHMS K034 A2	3.78	105	50/	10x
FHMS K033 A2	3.74	104	49/	10x
FHMS K032 A2	3.66	104	48/45	10x2
FHMS K031 A2	3.56	104	47/	10x

Source: Bloomberg (Sept. 10, 2019).

The Fund’s investment guidelines allow 20-80% in securitized products; the Adviser believes that the typical exposure will likely fall in the middle of that range. The Fund plans to invest the core portion of the securitized portfolio in securities similar to those described above that the Adviser believes to be liquid. The demand for this security type is often so great that offers can be difficult to find and bonds trade quickly when they are submitted to the market. The Adviser and the Registrant therefore believe this type of security is “highly liquid.” That is, liquidating this security type into cash in three days during normal market conditions would not significantly impact their market value.

11.	Under the heading, “Industry and Sector Risk,” please disclose any industries or sectors in which the Fund will invest, if known. Please also include applicable information relating to these industries and sectors in the “Principal Investment Strategies” section.

RESPONSE: The Fund will revise the “Industry and Sector Risk” and “Principal Investment Strategies” sections of its prospectus to include information relating to specific industries and sectors in which the Fund will invest.

12.	The risk titled “Financial Institutions Risk” states that the Fund may increase the investments in securities issued or guaranteed by financial institutions. Inasmuch as the Fund invests in these securities, please include appropriate disclosure regarding them in the “Principal Investment Strategies” section, if applicable.

RESPONSE: The Fund will revise the “Principal Investment Strategies” section of its prospectus to include information relating to investments in securities issued or guaranteed by financial institutions.

13.	The risk titled “Variable or Floating Rate Securities Risk” refers to variable or floating rate securities held by the Fund. Inasmuch as the Fund invests in these securities, please include appropriate disclosure regarding them in the “Principal Investment Strategies” section, if applicable.

RESPONSE: The Fund’s investments in variable or floating rate securities will not be a principal investment strategy of the Fund, and accordingly disclosure relating to these investments is not included in the Principal Investment Strategies and Principal Risks section of the prospectus. To the extent the Fund intends to invest to a limited extent in variable or floating rate securities, the Fund will include Item 9 disclosure relating to such investments.

Performance Summary

14.	Please tell us the broad-based securities index the Fund intends to use.

RESPONSE: The Fund intends to use the Bloomberg Barclays 1-3 Year U.S. Government/Credit Bond Index as its broad-based securities index.

Additional Information Regarding the Fund’s Investment Objective, Investment Strategies and Related Risks

15.	Currently, the summary prospectus strategies and risks located in Item 4 disclosure are identical (or provide more information) to the strategies and risks in Item 9 disclosure. Based on the information given in response to Item 9(b) of Form N-1A, please summarize in Item 4 disclosure regarding how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally) and the principal risks of those strategies.

RESPONSE: The Fund will summarize in response to Item 4 how the Fund intends to achieve its investment objective by identifying the Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally) and the principal risks of those strategies.

The Distributor

16.	The Fund’s fee table includes a line item that may include a Rule 12b-1 fee. If the Fund charges a Rule 12b-1 fee, please provide the information required by Item 12(b) of Form N-1A.

RESPONSE: The Fund plans to adopt a Distribution and Shareholder Servicing Plan (the “Plan”), but does not plan to immediately implement the Plan or charge a Rule 12b-1 fee. The Fund will provide the information required by Item 12(b) of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Investment Limitations

17.	Regarding the Fund’s concentration policies, please provide adjacent narrative disclosure indicating that the Fund will, for the purpose of determining whether the Fund’s portfolio is concentrated in a particular industry, consider the concentration of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

RESPONSE: The Fund notes that the Adviser does not currently intend to invest the Fund’s assets in another investment company beyond a de minimis amount and that the Adviser would not have access to an unaffiliated underlying investment company’s current portfolio holdings information at the time of investment. Accordingly, the Fund respectfully declines to make the requested change. The Fund is not aware of any published Commission guidance or legal requirement to consider the portfolio holdings of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy.

18.	Please confirm to us that the Fund will include non-agency mortgage-backed securities/asset-backed securities in an industry for purposes of complying with the concentration policy.

RESPONSE: The Fund confirms that it will include non-agency mortgage-backed securities and asset-backed securities in an industry for purposes of complying with its concentration policy.

Trustees and Officers of the Trust

19.	Please disclose to us the names of the Trustees and Officers of the Trust, as well as the information required in Item 17 of Form N-1A.

RESPONSE: The Trust will disclose the names of the Trustees and Officers of the Trust, as well as the information required in Item 17 of Form N-1A, in the next pre-effective amendment to the registration statement.

SIGNATURES

20.	We note that the registration statement has been signed by only one Trustee. Please ensure that all future amendments to the registration statement are signed by a majority of Trustees, as required by Section 6(a) of the Securities Act of 1933 (“Securities Act”).

RESPONSE: We note that at the time of filing the initial Registration Statement, the Trust had a single Trustee who signed the Registration Statement. The Trust will ensure that the next pre-effective amendment (and all future amendments) to the registration statement are signed by a majority of Trustees.

GENERAL COMMENTS

21.	Is a party other than the Fund’s sponsor or one of its affiliates providing the Fund’s initial (seed) capital? If yes, please tell us the party providing the seed capital and describe their relationship with the Fund.

RESPONSE: The Fund’s sponsor or one of its affiliates will provide the Fund’s initial seed capital. No other party will provide the Fund’s initial seed capital.

22.	Please complete or update all information that is currently in brackets or missing in the registration statement (e.g., fee table, expense example, sub-adviser, portfolio managers, purchase and sale of Fund shares, information in the statement of additional information, and exhibits). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

RESPONSE: All required disclosures in the registration statement will be complete upon the filing of a pre-effective amendment prior to the effective date of the registration statement.

23.	If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally before filing the pre-effective amendment.

RESPONSE: If the Trust intends to omit any information from the form of prospectus included in the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, it will identify any such information supplementally before filing a final pre-effective amendment.

24.	Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

RESPONSE: The Trust has not submitted and does not intend to submit an exemptive application or no-action request in connection with its registration statement; however, the Trust reserves the right to file an exemptive application or a no-action request in the future.

25.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

RESPONSE: The Trust will respond to this letter in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act and will indicate in a supplemental letter where no change will be made in the filing in response to a comment.

If you have any further questions or comments, please contact the undersigned at 513-869-4335.

Sincerely,

/s/ Jesse D. Hallee

Jesse D. Hallee

cc:	Kelley Howes, Esq.

David Withrow

Matthew Swendiman